SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                File No. 0-27159

(CHECK ONE)   [ ] Form 10-K and Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
              [X] Form 10-Q and Form 10-QSB

         For period ended:  JUNE 30, 2005

[   ] Transition Report on Form 10-K and Form KSB
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q and Form 10-QSB
[   ] Transition Report on Form N-SAR

         For the transition period ended
                                         --------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  NATIONAL RESIDENTIAL PROPERTIES, INC.

Former name if applicable:

Address of principal executive office (Street and Number): 6915 RED ROAD, SUITE 222

City, State and Zip Code:  CORAL GABLES, FLORIDA 33143
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]          (b)        The subject annual report, semi-annual report,
                        transition report on Forms 10-K, 10-KSB, 20-F, 11-K or
                        Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

The Registrant was unable to file its Quarterly Report on Form 10-QSB for the period ended June 30, 2005 on a timely basis because the Registrant was unable to finalize all information necessary to complete its Quarterly Report. The Registrant was unable to finalize such information because, toward the end of the period, it had expended resources coordinating accurate disclosure relating to the presentation of the Registrant's financial situation in light of the recent disposal of the Registrant's last remaining property. The Registrant is working diligently to finalize the necessary information and intends to file its Form 10-QSB as soon as possible.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         RICHARD ASTROM                 (305)                     666-6565
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         (Name)                      (Area Code)             (Telephone Number)


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(2)      Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X]  Yes [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X]  Yes [ ]  No

In the nine month period ended June 30, 2004, the Registrant disposed of one of its two remaining properties, resulting in revenue from that sale of $1,550,000, and aggregate revenue for that period of $1,600,120. For the corresponding period in 2005, the Registrant made no dispositions of its property and, as a result, earned revenue of $2,800. A reduction in rental income due to the sale of the above referenced property in the nine month period ending June 30, 2004 also contributed to the reduction of revenue for the corresponding period in 2005.


                      NATIONAL RESIDENTIAL PROPERTIES, INC.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  August 16, 2005                    BY:/s/ RICHARD ASTROM
                                              -------------------------------
                                              Richard Astrom, President and CEO
















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